January 31, 2006

Room 7010

Raymond J. Seabrook
Sr. Vice President and Chief Financial Officer
Ball Corporation
10 Longs Peak Drive, PO Box  5000
Broomfield, Colorado 80021-2510

Re:	Ball Corporation
	Form 10-K for Fiscal Year Ended December 31, 2004
Forms 10-Q for the Fiscal Quarters Ended April 3, 2005, July 3,
2005,
and October 2, 2005
	File No. 001-07349

Dear Mr. Seabrook:

      We have reviewed your response to our letter dated January
10,
2006 in connection with our review of the above referenced filings and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2004

Business Segment Information

1. We note your response to prior comments 1 and 2.  With regards to
your attachments B, C and D provided in your faxed response dated January 25, 2006, tell us why segment earnings provided in those attachments do not agree to the financial information provided in
your segment footnote in your Form 10-K.   For example, Attachment
B
presents total foreign packaging earnings as $4.1 million when your financial statement footnote presents $9.2 million and Attachment D presents total foreign packaging earnings as $184.2 million when your footnote presents $198.0 million. We further note that your net sales figures in Attachment E do not agree to your segment footnote information. Please briefly explain to us the reconciling amounts.

2. We note that your CODM uses both EBIT margins and gross margins, and in accordance with paragraph 30 of SFAS 131 you appear to be reporting the appropriate measure as it is the measure that is most consistent with those used in measuring the corresponding amounts in your consolidated financial statements. However, we do note a considerable variability in both comparing your operating segments and within them over time.

For example, Metal Beverage gross margins have varied from a high of
14.9 % in 2004 to a low of 10.9% in 1997, ending up at 12.3% most recently. We note that Metal food, after increasing substantially through 2001 (10.3%) dropped to 7.8% in 2003 and then again to 4.5%
in 2005. We note that Plastics improved steadily through 2000 only to
remain inconsistent through 2005 (ranging from 4.5% to a peak of
9.9%
and ending up at 6.7% most recently.

From a quantifiable basis, such variability in gross margins, (a measure used by your CODM) is an indicator of sufficiently differing economic characteristics such that these segments should be reported separately.

      Your analysis of the causes of this variability relate to the following:

- pass through price increases of certain primary raw materials
- relocations of facilities;
- pricing pressures in the food and plastic segments;
- start-up costs in the food operations;
- Internal allocations
- Multi-product sales contract negotiations;
- Changes in resin prices;
- Changes in steel prices;
- New business and new capital expenditures.

This kind of analysis, accompanied by disaggregated financial information by segment, enhances the readers understanding of your operating segments. It would appear that this information would allow users of your financial statements to better understand your performance, assess future cash flows, and make more informed judgments about Ball Corp as a whole. Considering the apparent usefulness of this information, and that it is regularly provided to the CODM for his use, it would appear that further disaggregation is warranted under GAAP.

       As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

	You may contact Melissa Rocha at (202) 551-3854 or me at
(202)
551-3689 if you have questions regarding comments on the financial statements and related matters.


Sincerely,


John Hartz
Senior Assistant Chief Accountant

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Raymond J. Seabrook
Ball Corporation
January 31, 2006
Page 3

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
   CORPORATION FINANCE